Red Oak Capital Fund VII, LLC

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(616) 343-0697

August 8, 2025

VIA EDGAR

Pearlyne Paulemon and Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	Red Oak Capital Fund VII, LLC (the “Company”)
Post-Qualification Amendment on Form 1-A POS for Series A Unsecured Bonds Filed July 31, 2025 File No. 024-12434

Dear Ms. Paulemon and Ms. Howell:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on August 8, 2025 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Gary Bechtel

Gary Bechtel